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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):    Form 10-K    Form 20-F  X  Form 10-Q    Form N-SAR    Form N-CSR

For Period Ended:  September 30, 2005
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[ ]  Transition Report on 10-K
[ ]  Transition Report on 20-F
[ ]  Transition Report on 11-K
[ ]  Transition Report on 10-Q
[ ]  Transition Report on N-SAR

For the Transaction Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

                               Zapata Corporation
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                         100 Meridian Centre, Suite 350
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            Address of Principal Executive Office (Street and Number)

                            Rochester, New York 14618
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                            City, State and Zip Code
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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-F, Form 11-K, Form N-SAR or
                    Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
                    and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As previously reported in the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on August 31, 2005 and Current Report on Form 8-K filed with the SEC on September 26, 2005, three of the fish processing facilities of Omega Protein Corporation ("Omega"), a majority-owned subsidiary of Registrant, were severely damaged as a result of Hurricanes Katrina and Rita.

Omega Protein has reported that it requires additional time to ensure that its estimates of damage amounts and insurance recovery from the hurricanes will be accurate. Omega has informed the Registrant that as a result of Hurricanes Katrina and Rita, Omega will be unable to prepare and timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2005 (the "Omega 10-Q"). Omega intends to file the Omega 10-Q within the five day extension period.

As a result of Omega's inability to prepare its financial statements and timely file the Omega 10-Q, the Registrant is unable to prepare and timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2005. The Registrant intends to file its third quarter Quarterly Report on Form 10-Q within the five day extension period.

SEC 1344 (07-03)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Leonard DiSalvo                 585                         242-2000
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          (Name)                 (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer no, identify report(s).
                                                                Yes [X]   No

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(3)   Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                Yes [X]   No


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         For the three and nine month periods ended September 30, 2005, the Registrant is estimating net losses of approximately $13.2 million and $12.6 million, respectively, resulting primarily from the third quarter recognition of a $10.8 million loss on the proposed sale of the Company's shares of Safety Components International, Inc. Common Stock, and the Registrant's share of Omega's estimated losses for these periods. Omega Protein has reported that it is estimating to incur a $9.5 million pre-tax loss for the quarter ended September 30, 2005 resulting primarily from the recognition of an estimated $13.2 million charge related to Hurricanes Katrina and Rita. The Registrant's estimated losses are in contrast to net income of $784,000 and $3.4 million for the three and nine month periods ended September 30, 2004, respectively.

         A substantial portion of the items contributing to the Company's estimated consolidated results were based upon estimates and assumptions. Actual amounts, when finalized, could differ materially from those estimates and changes to those estimates could have a material affect on the Company's estimated results from operations as described above.

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                               Zapata Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2005            By: /s/ Leonard DiSalvo
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                                       Leonard  DiSalvo, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)